Exhibit (a)(5)(D)

EMAIL

Dear Salient Team Members:

Today, we are pleased to announce that Salient has signed a definitive agreement to acquire ATS Corporation, a provider of full lifecycle IT systems solutions, mission-driven consulting services and responsive infrastructure support to federal civilian agencies, Department of Defense, public safety and national security customers, and commercial enterprises. The combination of Salient Federal Solutions and ATSC directly supports Salient’s business strategy to provide the IT, engineering and intelligence analysis services across a broad set of Federal government agencies and commercial clients.

ATSC is a strategically important addition to Salient. The acquisition of ATSC adds strong capabilities to include a strong foundation in UML and Rational tools, a financial services platform, a solution for blue force tracking and personnel incident management, as well as a foothold in the commercial markets. More importantly, corporately ATSC has been appraised at a Maturity Level 3 of CMMI by an SEI-authorized Lead Appraiser. The ATSC acquisition will facilitate growth by adding essential capabilities to our portfolio, giving us greater access to customer opportunities through the Alliant GWAC, GSA Schedule 70, and Seaport-e, and enabling us to pursue more opportunities in a prime role.

This announcement is another exciting milestone for us all. The ATSC acquisition will increase Salient by 400 employees to over 1,100 employees (representing a 50% increase). ATSC’s dedicated and talented employees will help us further our goal to become the leading and most trusted provider of Federal IT and engineering solutions. We also will have greater breadth and depth of services, solutions, and talent to compete for larger contracts, yet still remain small enough to provide the agile and attentive support that our clients expect and our employees deserve.

We expect this transaction to close within the next 30 — 60 days. In the coming weeks, we will determine how best to incorporate the ATSC team into the Salient family and share more information about the capabilities they bring.

If you receive inquiries from the press or outside entities, please refer them immediately to Tom Lloyd, Vice President of Corporate Development, at 703-891-8005 or tom.lloyd@salientfed.com.

Sincerely,

Brad Antle
President and CEO
Salient Federal Solutions

This communication is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of ATSC’s common stock described in this communication has not commenced. At the time the offer is commenced, a subsidiary of Salient will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and ATSC will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ATSC’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.